

March 22, 2016

<u>Via E-Mail</u>
Joseph L. Johnson
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109

>   **Re: iRobot Corporation**
>   **PREC14A filed on March 18, 2016**
>   **File No. 1-36414**

Dear Mr. Johnson:

The Office of Mergers and Acquisitions has conducted a review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 18, 2016

Background of the Solicitation, page 4

1. Summarize the settlement discussions with Red Mountain in December 2015 and the first half of January 2016.

2. On page 9 of the proxy statement, you state that the Board rejected Mr. Mesdag because, in your view, he does not have the skills the Company is looking for in a director. Given your settlement proposals and discussions with Red Mountain concerning board representation among other matters, explain specifically what skills he lacks, in the Company's opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions